Dec. 2, 2008

Nolan McWilliams

Amanda McManus

Branch Chief-Legal

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

RE:

PB Properties & Investments, Inc.

Registration Statement on Form S-1

Filed Nov. 5, 2008

File No. 333-155049

Dear Mr. McWilliams:

The following are our responses to your comment letter dated Dec. 2, 2008.

Signatures, page II-4

1.

Please revise your signature blocks to identify your principal financial officer. Refer to Instruction 1 to Form S-1.

Signature block has been appropriately revised.

Exhibit 5a

2.

Refer to the penultimate paragraph of Exhibit 5a.  Have counsel provide a revised opinion stating that the shares, when sold, will be legally issued, fully paid, and non-assessable.

The revised opinion letter has been resubmitted.

Very truly yours,

/s/ Pooyan Bakhtiar

Pooyan Bakhtiar, President

PB Properties & Investments, Inc.